                                                                     Exhibit 1.1



                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL : (65) 6220 8411 FAX : (65) 6226 0502


FOR IMMEDIATE RELEASE



                  CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES
                          GOOD PERFORMANCE FOR Q1 2005

SINGAPORE, MAY 11, 2005 - China Yuchai International Limited (CYI) today announced good performance for the quarter ended March 31, 2005 with net income of Rmb173.6 million (US$21.0 million) as compared to net income of Rmb195.1 million (US$23.6 million) for the same period in 2004.

Net sales of Rmb1,761.0 million (US$212.8 million) for the quarter ended March 31, 2005 represents an increase of 12% compared to the same period last year of Rmb1,577.1 million (US$190.5 million). Total unit sales of 70,933 diesel engines for the quarter ended March 31, 2005 was 10% higher than the same period last year of 64,401 diesel engines.

The overall gross margin of 28.2% for the quarter ended March 31, 2005 has declined by approximately 4.1% as compared to 32.3% gross margin for the first quarter of 2004. This decline was mainly due to the change in the product sales mix arising from increased sales of the lower margin 4-series light-duty engines and higher raw material costs during the first quarter of 2005.

For the quarter ended March 31, 2005, selling, general and administrative expenses increased by approximately 7%, due mainly to higher transportation and other operating expenses.

For the quarter ended March 31, 2005, trade account receivables and inventories increased as a result of higher sales volume and normal seasonality factors. Cash balances have decreased and bank borrowings have increased for the quarter ended March 31, 2005 mainly due to increased capital expenditure payments and higher working capital requirements during the first quarter of 2005.

Basic and diluted net income per share for the quarter ended March 31, 2005 was Rmb4.91 (US$0.59) compared to a basic and diluted net income per share of Rmb5.52 (US$0.67) for the same period in 2004.

Mr Philip Ting, Director and CFO mentioned that "the increase in unit sales of diesel engines by approximately 10% as compared to the same period of last year was primarily due to the continued growth in demand for trucks and buses in China. The Chinese government is increasing expansion of the new highways and toll roads which we believe led to this growth in Q1 2005. Yuchai has seen increasing levels of acceptance of the new super heavy-duty diesel engine - 6L/6M (previously called 6113) and the management believes that the future of this engine remains to be very positive arising from demand for bigger trucks and buses."

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL : (65) 6220 8411 FAX : (65) 6226 0502


As announced in our Form 6-K on March 23, 2005, CYI's acquisition of 264,000,000 newly-issued shares of Thakral Corporation Ltd ("TCL") described in CYI's February 7, 2005 press release was completed on March 23, 2005. As a result, CYI holds a 14.99% stake in TCL. This acquisition is accounted for as an investment in an associate company.


General Information

Yuchai has a strong brand name in China with an extensive sales and marketing network. Yuchai's products are of good quality and provide reliable performance. Yuchai has established itself as a major manufacturer of diesel engines in China with a significant market share.

CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange. Reference is made to such filing for cautionary statements which identify factors that could affect the forward looking statements contained in this press release.



China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Contact persons: Mr Teo Tong Kooi, President and Director
                 Mr Philip Ting, Director and CFO



Note 1: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2765 = US$1.00, the rate quoted by the People's Bank of China at the close of business on March 31, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2005 or at any other date.

Note 2: All financial data (both in Renminbi and U.S. dollars) is unaudited.

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2005
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                     For Quarter ended March 31,
                                                             -------------------------------------------
                                                               2004             2005              2005
                                                             ---------        ---------          -------
                                                              Rmb'000          Rmb'000           US$'000
Net sales                                                    1,577,145        1,760,957          212,766
Cost of goods sold                                           1,067,790        1,265,069          152,851
                                                             ---------        ---------          -------
Gross profit                                                   509,355          495,888           59,915
Research and development cost                                   31,127           36,988            4,469
Selling, general and administrative expenses                   174,901          186,748           22,564
                                                             ---------        ---------          -------
Operating income                                               303,327          272,152           32,882
Finance cost                                                     5,944            9,862            1,192
Other net expense/(income)                                     (1,557)          (7,701)            (931)
                                                             ---------        ---------          -------
Income before income taxes and
 minority interests                                            298,940          269,991           32,621
Income tax expense                                              42,993           42,237            5,103
                                                             ---------        ---------          -------
Income before minority interests                               255,947          227,754           27,518
Minority interests in income of consolidated
 subsidiaries                                                   60,888           54,109            6,538
                                                             ---------        ---------          -------
Net income                                                     195,059          173,645           20,980
                                                             =========        =========          =======


Net income attributable to common shares                        Rmb              Rmb               US$
  Basic and diluted                                               5.52             4.91             0.59
                                                             =========        =========          =======


Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb8.2765 = US$1.00, the rate quoted by the People's Bank of China at the close of business on March 31, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2005 or at any other date.

CHINA YUCHAI INTERNATIONAL LIMITED
SELECTED BALANCE SHEET ITEMS
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS)

                                                        As of                   As of
                                                  December 31, 2004         March 31, 2005
                                                  -----------------         --------------
                                                    (Unaudited)               (Unaudited)
                                                    -----------               -----------

                                                        RMB                 RMB         US$

Cash Balances                                            722,672            685,501    82,825

Trade Accounts Receivable, Net                           875,565          1,672,867   202,122

Inventories, Net                                       1,346,545          1,735,179   209,651

Investment in Associate company                              Nil            155,796    18,824

Amount due from a related company (non-trade)            205,000            209,855    25,356

Net Current Assets                                     1,348,596          1,486,054   179,551

Total Assets                                           5,368,174          7,060,609   853,091

Trade Accounts Payable                                 1,089,717          1,960,152   236,833

Short-Term and Long-Term Borrowings                      530,000            979,837   118,388
(including 2% Convertible Bond 2012)

Shareholders' Equity                                   2,483,084          2,656,729   320,997


Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb8.2765 = US$1.00, the rate quoted by the People's Bank of China at the close of business on March 31, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2005 or at any other date.